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Mike Meader

--

San Diego, California

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Boardwalk Hospitality Inc.

 University of Wisconsin-Stout

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I was a franchisee of International Dairy Queen. I had a position with Dunfey Hotel Corporation as a Food and Beverage Cost Controller. I had worked in various Food and Beverage establishments. Worked in retail distribution. I was President of Genius Products.

Experience

President
Boardwalk Hospitality Inc.
Apr 2017 – Present · 1 yr 10 mos
United States

Retail Representative
Self-Employed
2013 – 2017 · 4 yrs
United States

President
Genius Brands
2005 – 2013 · 8 yrs
United States

Education

University of Wisconsin-Stout
Bachelor of Science - BS, Hotel, Motel, and Restaurant Management
1984 – 1988

Skills & Endorsements

Microsoft Office

Customer Service

Microsoft Excel

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